FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



HSBC Holdings plc (the "Company") received by post on 29 March 2007: the following notification from Deutsche Bank AG.



TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):



HSBC Holdings plc



2. Reason for the notification (please state Yes/No):



An acquisition or disposal of voting rights: (Yes)



An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)



An event changing the breakdown of voting rights: (No)



Other (please specify) : (N/A)



3. Full name of person(s) subject to the notification obligation (iii):



Deutsche Bank AG



4. Full name of shareholder(s) (if different from 3.) (iv):



N/A



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



23 March 2007



6. Date on which issuer notified:



27 March 2007



7. Threshold(s) that is/are crossed or reached:



Above 3%



8. Notified details




A: Voting rights attached to shares
Class/type of shares if possible            Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                   Number of shares                   Number of voting Rights (viii)



GB0005405286                       N/A                                N/A




Resulting situation after the triggering transaction (vii)


   Class/type of shares if    Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE

                              Direct                   Direct (x)   Indirect (xi)        Direct      Indirect



        GB0005405286          222,251,198              222,251,198  N/A                  1.92%       N/A





B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of          Expiration Date (xiii) Exercise/Conversion      Number of voting rights     % of voting rights
financial                               Period/ Date (xiv)       that may be acquired if the
instrument                                                       instrument is exercised/
                                                                 converted.


 Call Option     March 2007 OTC                                                   10,283,000                 0.09
 Call Option     April 2007 OTC                                                   35,117,840                 0.30
 Call Option     May 07 OTC                                                        6,500,000                 0.06
 Call Option     June 2007 OTC                                                    20,550,000                 0.18
 Call Option     July 2007 OTC                                                     3,750,000                 0.03
 Call Option     August 2007 OTC                                                   1,250,000                 0.01
 Call Option     September 2007 OTC                                                1,564,876                 0.01
 Call Option     December 2007 OTC                                                15,810,000                 0.14
 Call Option     January 2008 OTC                                                  1,000,000                 0.01
 Call Option     February 2008 OTC                                                    99,200                 0.00
 Call Option     March 2008 OTC                                                    5,000,000                 0.04
 Call Option     June 2008 OTC                                                     1,500,000                 0.01
 Call Option     December 2008 OTC                                                10,150,000                 0.09
 Call Option     March 2009 OTC                                                      250,000                 0.00
 Call Option     December 2009 OTC                                                 2,500,000                 0.02
 Call Option     December 2010 OTC                                                   750,000                 0.01
 Call Option     March 2007                                                       13,555,600                 0.12
 Call Option     April 2007                                                        3,978,800                 0.03
 Call Option     May 2007                                                            132,000                 0.00
 Call Option     June 2007                                                         7,158,800                 0.06
 Call Option     September 2007                                                      120,000                 0.00
 Call Option     December 2007                                                     9,850,000                 0.09
 Call Option     December 2008                                                     2,000,000                 0.02
 Call Option     December 2009                                                     1,000,000                 0.01



Total (A+B)
Number of voting rights          % of voting rights



376,121,314                      3.25%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):



N/A



Proxy Voting:



10. Name of the proxy holder:



N/A



11. Number of voting rights proxy holder will cease to hold:



N/A



12. Date on which proxy holder will cease to hold voting rights:



N/A



13. Additional information:



Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in HSBC Holdings plc since the implementation of the Disclosure and Transparency Rules in the UK.



14. Name of contact and telephone number for queries



David Lindsay/Andrew Anderson

Tel:  +00 44 207 545 8533/8532



15. Name and signature of duly authorised officer of the listed company responsible for making this notification



Nicola Black, Assistant Secretary
Tel:  0207 991 2652



16. Date of notification



29 March 2007


Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings' , please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi ) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: